Exhibit 99.99

DHX Media Announces New Kids’ Series Supernoobs Commissioned by Teletoon and Acquired by Cartoon Network US

HALIFAX, Aug. 12, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX), a leading independent creator, producer, distributor, licensor, and broadcaster of children’s entertainment content, is in production on Supernoobs, a brand new 2D animated kids’ comedy, commissioned by TELETOON Canada, and acquired by Cartoon Network US.

Aimed at the 6-11 demographic, the comedy is being produced out of DHX Media’s Vancouver studio. Supernoobs is created by Scott Fellows, who is also behind DHX Media’s hit animated series Johnny Test, created for the same target audience.

DHX Media holds television, licensing and merchandising rights globally, with the exception of initial Canadian and US broadcast rights which are held by TELETOON and Cartoon Network US, respectively.

Steven DeNure, President and COO of DHX Media said: “We are very happy to be collaborating on a new Scott Fellows project on our animated slate, following the success of Johnny Test. The commitment of TELETOON and Cartoon Network US is testament to his creative talent. Supernoobs is no doubt another significant addition to our line-up.”

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan, EVP, Corporate Development & IR, DHX Media Ltd., david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact: Shaun Smith, Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 07:00e 12-AUG-14